SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bronco Drilling Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

112211107

(CUSIP Number)

Eduardo Valdes Acra

Inmobiliaria Carso, S.A. de C.V.

Avenida Insurgentes Sur #3500, PB

Colonia Pena Pobre

Delegacion Tlalpan, CP

14060 Mexico D.F.

Mexico

(52) 55 5325 0505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Carlos Slim Helú

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Carlos Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Marco Antonio Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Patrick Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Maria Soumaya Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Vanessa Paola Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Johanna Monique Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Inmobiliaria Carso, S.A. de C.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) HC

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Carso Infraestructura y Construcción, S.A.B. de C.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed on behalf of (i) Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), (ii) Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria”), and (iii) Carso Infraestructura y Construcción, S.A.B. de C.V. (“CICSA” and, together with the Slim Family and Inmobiliaria, the “Reporting Persons”), with respect to the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Bronco Drilling Company, Inc., a Delaware corporation (the “Company”).  This Amendment No. 3 amends the initial Schedule 13D filed with the Commission on September 23, 2009, which superseded the Schedule 13G filed with the Commission on October 22, 2008 (which Schedule 13G was amended on November 26, 2008, February 13, 2009, and March 12, 2009), as previously amended by Amendment No. 1 to the initial Schedule 13D, filed with the Commission on March 8, 2010 and Amendment No. 2 to the initial 13D, filed with the Commission on April 19, 2011 (as so amended, this “Schedule 13D”).

Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender of Shares

Pursuant to the terms of the Merger Agreement, on April 14, 2011, Purchaser commenced the Offer to acquire all of the issued and outstanding shares of Common Stock of the Company at the Offer Price, without interest and less any applicable withholding tax.  Pursuant to the terms of the Tender Agreement, the Stockholders tendered all their Shares in the Offer.  The Offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, June 2, 2011, and on June 6, 2011, Purchaser accepted for payment all shares of Common Stock of the Company validly tendered and not properly withdrawn in the Offer in accordance with the terms of the Offer, including those Shares owned by the Stockholders. In addition, pursuant to the terms of the Merger Agreement, on June 6, 2011, Purchaser was merged with and into the Company, with the Company continuing as the surviving corporation. At the effective time of the merger, the Warrant held by CICSA terminated and ceased to represent a right to acquire shares of Common Stock, and was converted into the right to receive an amount in cash determined in accordance with the Tender Agreement.

Item 5.                                                         Interest in Securities of the Issuer.

Items 5(a), (b), (c), (d) and (e) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)                                 As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially own any shares of Common Stock of the Company as of June 6, 2011.

(b)                                 As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially own any shares of Common Stock of the Company as of June 6, 2011.

(c)                                  Except for the tender and acceptance of the Stockholders’ Common Stock in the Offer and the termination and cancellation of the Warrant pursuant to the Tender Agreement, in each case, as described in Item 4 herein, no transaction in the Common Stock was effected during the past sixty (60) days by any of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the directors or executive officers listed in Schedule II, Schedule III or Schedule IV to Amendment No. 1 to Schedule 13D filed with the Commission on March 8, 2010.

(d)                                 Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)                                  As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially own any shares of Common Stock of the Company as of June 6, 2011.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011	CARLOS SLIM HELÚ

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*

Dated: June 7, 2011	CARLOS SLIM DOMIT

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*

Dated: June 7, 2011	MARCO ANTONIO SLIM DOMIT

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*

Dated: June 7, 2011	PATRICK SLIM DOMIT

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*

Dated: June 7, 2011	MARIA SOUMAYA SLIM DOMIT

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*.

Dated: June 7, 2011	VANESSA PAOLA SLIM DOMIT

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*

Dated: June 7, 2011	JOHANNA MONIQUE SLIM DOMIT

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*

Dated: June 7, 2011	INMOBILIARIA CARSO, S.A. DE C.V.

	By:	/s/ Eduardo Valdes Acra
Name: Eduardo Valdes Acra
Title: Attorney-In-Fact*

Dated: June 7, 2011	CARSO INFRAESTRUCTURA Y CONTRUCCION, S.A.B. DE D.V.

	By:	/s/ QUINTIN HUMBERTO BOTAS HERNANDEZ
Name:
Title: Attorney-In-Fact**

	By:	/s/ ALEJANDRO ARCHUNDIA BECERRA
Name:
Title: Attorney-In-Fact**

* The Powers of Attorney given by the members of the Slim Family and Inmobiliaria were previously filed with the Commission on October 22, 2008, as exhibits to a statement on Schedule 13G filed with respect to Bronco Drilling Company, Inc.

** The Power of Attorney given by CICSA was previously filed with the Commission on February 5, 2007, as an exhibit to a statement on Schedule 13G filed by with respect to Allis Chalmers Energy Inc.